Discovery Bancorp
338 Via Vera Cruz
San Marcos, California 92078
July 28, 2005
Via Facsimile (202) 772-9208
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. William Friar

Re:	Registration No. 333-126090 Registration Statement on Form SB-2 of Discovery Bancorp
Dear Mr. Friar:
Discovery Bancorp hereby requests that the effective date of its Registration Statement on Form SB-2 be accelerated to 10:00 a.m. Eastern Daylight Time, on August 5, 2005, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.
Discovery Bancorp acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please be advised that the compensation to be paid to the Standby Placement Agent has been reviewed by the NASD, which has issued a statement expressing no objections thereto.

DISCOVERY BANCORP		HOEFER & ARNETT

By:	/s/ Lou Ellen Ficke	By:	/s/ Thomas R. Mecredy

Name:	Lou Ellen Ficke	Name:	Thomas R. Mecredy
Title:	Executive Vice President and Chief Financial Officer	Title:	Managing Director